CONSOL ENERGY INC.

CNX Center

1000 CONSOL Energy Drive

Canonsburg, PA 15317

January 11, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CONSOL Energy Inc. Registration Statement on Form S-4 (File No. 333-169502)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CONSOL Energy Inc. hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective at 10:00 am, Eastern Standard Time, on January 12, 2011 or as soon as practicable thereafter.

The Company hereby confirms that it is aware of its obligations under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the above-referenced Registration Statement. Additionally, the Company hereby acknowledges the following:

(i) Should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page for Acceleration Request]

Very truly yours,

CONSOL ENERGY INC.

By:	/s/ J. Brett Harvey
J. Brett Harvey
President and Chief Executive Officer